Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

IronNet Cybersecurity Named to Carahsoft ITES-SW2 Contract to Support U.S. Army
Enterprise Infrastructure Goals

IronNet Teams with Carahsoft to Provide Collective Defense Platform to Federal Government

McLEAN, VA – May 11, 2021 – IronNet Cybersecurity Inc, in its mission to transform cybersecurity through Collective Defense, today announced that it has been named a manufacturer on the Information Technology Enterprise Solutions – Software 2 (ITES-SW2) contract for the U.S. Army Computer Hardware Enterprise Software and Solutions (CHESS). This contract is held by Carahsoft Technology Corp., The Trusted Government IT Solutions Provider®, and is effective through August 30, 2025.

ITES-SW2 is a firm-fixed price, indefinite delivery/indefinite quantity contract vehicle for commercial off-the-shelf software products and related services and hardware with a USD$13 billion ceiling value. The contract has no fees, and ordering is open to all Army, DoD and Federal agencies and authorized systems integrators on a worldwide basis. Under this contract, Carahsoft provides software, software maintenance, and ancillary services and hardware from IronNet to support Federal agencies’ enterprise infrastructure and cybersecurity goals.

GEN (Ret.) Keith Alexander, IronNet founder and co-CEO, said, “During my time at NSA and CyberCommand, I saw firsthand how difficult it was to defend against cyber attacks that we had limited visibility into. I’m honored that IronNet is entrusted to help change that for government agencies and contractors. Our Collective Defense platform will bring better information sharing, faster detection, and a stronger defense against the destructive cyber attacks that the U.S. and countries around the world are battling every day.”

Based on AI-powered behavioral analytics, IronNet's Collective Defense platform detects unknown cyber threats that signature-based tools often miss and shares the related threat intelligence in real time within a secure community ecosystem. Community members — comprising an industry, supply chain, or other related grouping of organizations — share and receive anonymized threat data to create a radar-like view of potential incoming attacks so member organizations can defend more proactively.

IronNet’s software, software maintenance, and ancillary services and hardware are available through Carahsoft’s ITES-SW2 Contract W52P1J-20-D-0042. For procurement information, contact Carahsoft’s ITES-SW2 contract team at (703) 871-8681 or ITES-SW2@carahsoft.com; or visit Carahsoft’s dedicated ITES-SW2 contract resource center. To learn more about IronNet’s offerings, visit ironnet.com/CollectiveDefense.

Information contained on, or that can be accessed through the websites referenced in this press release is not incorporated by reference into this press release, and you should not consider such information to be part of this press release.

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About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today.

In March of 2021, IronNet and LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL”) announced that they entered into a definitive business combination agreement that will result in IronNet becoming a public company. Upon the closing of the transaction, the combined company will be named “IronNet, Inc.” and is expected to be listed on the New York Stock Exchange and trade under the ticker symbol “IRNT.”

Contact:

Investor Contacts:
Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

Media Contact
Kate Duchaney: ironnet@matternow.com

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021 and amended by a Form 10-K/A filed with the SEC on May 11, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

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No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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